Filer: Crompton Corporation

Subject Company: Great Lakes Chemical Corporation

1934 Act File Number: 001-06450

NEWS

CONTACTS:
Crompton			Great Lakes
Investors:	William Kuser	(203) 573-2213	Investors:	Paul Britton	(317) 715-3027
Media:	Mary Ann Dunnell	(203) 573-3034	Media:	Wendy Chance	(317) 715-3027

CROMPTON CORPORATION AND GREAT LAKES CHEMICAL CORPORATION
ANNOUNCE MERGER TO CREATE MAJOR NEW SPECIALTY CHEMICALS COMPANY

— Stock-for-Stock Transaction Valued at $1.8 Billion —

— Creates Third-Largest U.S. Specialty Chemicals Company –

—Company to Have Leading Positions in Multiple High-Value Niches –

— Accretive to EPS Beginning in 2006  —

— Experienced Management Team to be Led by Crompton
Chairman and CEO Robert L. Wood —

Middlebury, CT and Indianapolis, IN, March 9, 2005 –Crompton Corporation (NYSE: CK) and Great Lakes Chemical Corporation (NYSE: GLK) announced today that they have entered into a definitive merger agreement for an all-stock merger transaction, which will create the third-largest publicly traded U.S. specialty chemicals company.  The new company will have combined pro forma 2004 revenues of more than $4.1 billion and a market capitalization of nearly $3.2 billion.   It will hold leading positions in high-value specialty chemical niche businesses including plastics additives, petroleum additives, flame retardants and pool chemicals.  Additionally, the combined company will maintain strong positions in castable urethanes and crop protection chemicals.

Under terms of the agreement, which has been unanimously supported by the boards of directors of both companies, Great Lakes shareholders will receive 2.2232 shares of Crompton common stock for each share of Great Lakes common stock they hold.  The transaction is expected to be tax-free to Great Lakes’ shareholders.  The exchange ratio represents a 10.1% premium over Great Lakes’ closing share price on March 8, 2005, and equates to $29.92 per Great Lakes share.  Based on the March 8th price, the transaction is valued at $1.8 billion, including approximately $250 million of Great Lakes net debt and minority interest.

The new company will be owned 51 percent by Crompton shareholders and 49 percent by Great Lakes shareholders on a fully diluted basis.  Robert L. Wood, currently chairman, president and CEO of Crompton, will serve in those capacities for the combined company, which will be headquartered in Middlebury, Conn.  In addition to Robert L. Wood, the board of directors will have five directors from each side, for a total of 11 directors.   The new company expects to maintain Crompton’s existing cash dividend level of $.05 per quarter.

“This combination represents an excellent strategic fit between two companies with complementary business portfolios and will create a company with a strong financial profile,” said Robert L. Wood, chairman, president and CEO of Crompton.  “It takes us a long way toward our goal of holding leading global positions in true value-added specialty chemicals businesses.  In addition to significant operating synergies, we immediately gain greater geographic reach in plastics additives.  Building on the increasing profitability of both companies, we see an opportunity with these solid platforms to accelerate our momentum in delivering higher earnings and stronger cash flow.

“Leveraging our recent experience at Crompton, we will execute a well planned, disciplined and comprehensive integration program and expect recurring annual cost savings of $90 million - $100 million, to be achieved in most part by 2006.  The combined company will be well capitalized, and will have sufficient liquidity to execute on its business plan,” said Wood.

“We believe this merger provides immediate value creation for our shareholders through the upfront premium and significant synergy opportunities to be realized over the next 18 months,” said John J. Gallagher, III, acting CEO of Great Lakes.  “Further, by combining with Crompton, we create a leading global specialty chemicals company with a portfolio of businesses capable of delivering long-term shareholder value.  This transaction will result in a company that is stronger and better positioned.  The combination creates options and flexibility that operating as two separate companies would not provide.”

The transaction is expected to be accretive to the combined company’s 2006 earnings per share and cash flow per share.  In addition to significant cost synergies, the combined company expects to realize cash flow benefits related to utilization of Crompton’s net operating losses.  One-time pre-tax closing costs are expected to be approximately $35 million - $40 million.  The combined company also expects to incur one-time pre-tax integration costs of approximately $90 million - $100 million.

In addition to Robert L. Wood as chairman and CEO, Karen Osar will serve as CFO, Robert Weiner will head Supply Chain Operations, and Gregory McDaniel, Crompton’s senior vice president, Strategy and New Business Development, will lead the integration activities.  Myles Odaniell will head the combined company’s Specialty Chemicals segment, Marcus Meadows-Smith will head Crop Protection and Great Lakes’ Kevin Dunn will head Consumer Products for the combined company.  Other management positions will be filled through the integration process, utilizing personnel from both companies.

The transaction, which is expected to close by mid-year, is subject to regulatory approvals, approval by shareholders of both companies and other customary conditions.  Morgan Stanley and Citigroup Global Markets Inc. acted as financial advisors to Crompton on this transaction and Merrill Lynch & Co. acted as financial advisor to Great Lakes.

In 2004, Crompton had total revenue of approximately $2.55 billion and a net loss of $34.6 million.  Great Lakes had total revenue of $1.6 billion and net income of $62.9 million in the same period.  At December 31, 2004, Crompton and Great Lakes had 4,800 and 3,700 employees, respectively.

2

Conference Call Scheduled Today to Discuss Transaction

The parties will hold a joint conference call at 8:30 a.m. Eastern time on Wednesday, March 9.  To access the call, dial (480) 629-9556.  Live audio and informational slides are available on Crompton’s and Great Lakes’ investor relations pages at www.cromptoncorp.com and www.greatlakes.com.  Replay of the conference call will be available for two weeks beginning at 12:00 p.m., Wednesday, March 9, by calling (320) 365-3844, access code 773990.

About Crompton

Crompton Corporation, with annual sales of $2.55 billion, is a producer and marketer of specialty chemicals and polymer products and equipment. Additional information concerning Crompton Corporation is available at www.cromptoncorp.com.

About Great Lakes

Great Lakes Chemical Corporation is the world’s leading producer of certain specialty chemicals for such applications as water treatment, household cleaners, flame retardants, polymer stabilizers, fire suppressants, and performance products. The stock of the company is traded on the New York Stock Exchange.

NOTE TO INVESTORS

CROMPTON and GREAT LAKES will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission.  Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about CROMPTON and GREAT LAKES and the proposed transaction.  A definitive proxy statement/prospectus will be sent to security holders of CROMPTON and GREAT LAKES seeking their approval of the transaction.  Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by CROMPTON and GREAT LAKES with the SEC at the SEC’s web site at www.sec.gov.  The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to CROMPTON, 199 Benson Road, Middlebury, CT  06749, attention Investor Relations, Telephone:  (203) 573-2163 or GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN  46240, attention Investor Relations, Telephone:  (317) 715-3027.

CROMPTON and GREAT LAKES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CROMPTON and GREAT LAKES in connection with the merger.  Information about CROMPTON and GREAT LAKES and their respective directors and officers can be found in CROMPTON’s and GREAT LAKES’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC.  Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

###

3

Forward-Looking Statements

Crompton and Great Lakes caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking information includes, but is not limited to, statements about the benefits of the business combination of Crompton and Great Lakes, including future financial and operating results, the combined companies’ plans, objectives, expectations and intentions and other statements that are not historical facts.  The following factors, among others, could cause actual results to differ from those included in the forward-looking information:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction may not be fully realized or take longer to realize than anticipated; the inability to achieve cash flow synergies; disruption from the transaction that makes it more difficult to maintain relationships with employees, customers or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain regulatory approval of the transaction on the proposed terms and schedule; and the failure of the stockholders of either Crompton or Great Lakes to approve the transaction.

4

Filer: Crompton Corporation

Subject Company: Great Lakes Chemical Corporation

1934 Act File Number: 001-06450

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

Building the World’s Best Specialty

Chemicals Company

Combination of Crompton and Great Lakes

March 9, 2005

[LOGO]	[LOGO]

Disclaimer

CROMPTON and GREAT LAKES will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about CROMPTON and GREAT LAKES and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of CROMPTON and GREAT LAKES seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by CROMPTON and GREAT LAKES with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to CROMPTON, 199 Benson Road, Middlebury, CT 06749, attention Investor Relations, Telephone: (203) 573-2163 or GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN 46240, attention Investor Relations, Telephone: (317) 715-3027.

CROMPTON and GREAT LAKES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CROMPTON and GREAT LAKES in connection with the merger. Information about CROMPTON and GREAT LAKES and their respective directors and officers can be found in CROMPTON’s and GREAT LAKES’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

Crompton and Great Lakes caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking information includes, but is not limited to, statements about the benefits of the business combination of Crompton and Great Lakes, including future financial and operating results, the combined companies’ plans, objectives, expectations and intentions and other statements that are not historical facts.  The following factors, among others, could cause actual results to differ from those included in the forward-looking information:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction may not be fully realized or take longer to realize than anticipated; the inability to achieve cash flow synergies; disruption from the transaction that makes it more difficult to maintain relationships with employees, customers or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain regulatory approval of the transaction on the proposed terms and schedule; and the failure of the stockholders of either Crompton or Great Lakes to approve the transaction.

Today’s Participants

• Robert L. Wood	[PHOTO]
Chairman, President and CEO
Crompton Corporation

• John J. Gallagher, III	[PHOTO]
Acting Chief Executive Officer
Great Lakes Chemical Corporation

• Karen R. Osar	[PHOTO]
EVP & Chief Financial Officer
Crompton Corporation

Combines Strength with Strength

[GRAPHIC]

Crompton		Great Lakes

*Strong Leadership	A New	*Leading Industry Positions
*Operating Excellence	Specialty	*Superior Technology
*Price Improvement	Chemicals	*Recognized Brands
*High-Value Niche Focus	Bellwether	*Strong Balance Sheet

Transaction Summary

•                  Structure

•                  Great Lakes to be combined with Crompton

•                  Stock-for-stock

•                  Relative Value / Ownership Split

•                  Fixed exchange ratio of 2.2232 Crompton shares for each share of Great Lakes

•                  Pro forma ownership of 51% Crompton / 49% Great Lakes

•                  Financial Impact

•                  Accretive to EPS in first full year (2006)

•                  Immediate value creation through synergies ($90 million - $100 million/year)

•                  Management / Board

•                  Bob Wood, chairman, president and CEO of the combined company

•                  Board structure: 5 directors from each side plus Bob Wood

•                  Other Items

•                  Headquarters: Middlebury, CT

•                  Estimated Closing: Mid-2005

Compelling Transaction Rationale

•                  Excellent strategic fit

•                  Complementary business portfolios

•                  Leading industry positions

•                  High-value niches

•                  Enhanced growth platform

•                  Significant earnings momentum in both companies

•                  Immediate value creation through synergies

•                  Financial strength and flexibility

•                  Strong, experienced leadership

The Right Transaction, the Right Team, the Right Time

Strong, Experienced Leadership

	Robert L. Wood		• 27 years at Dow Chemical
	Chairman, President and CEO		• Ran $5.5Bn business portfolio including Polyurethanes, Propylene and Dow Automotive

Karen Osar			Robert Weiner

Chief Financial			Supply Chain
Officer			Operations

• Former CFO of MeadWestvaco			• Implemented lean manufacturing and Six
• Instrumental in $8Bn			Sigma as EVP at Exide
merger of Mead and Westvaco			• 16 years of manufacturing and QC
• 19 years at J.P. Morgan			experience at GE

Myles Odaniell	Marcus Meadows-Smith	Kevin Dunn	Greg McDaniel

Specialty Chemicals	Crop Protection	Consumer Products	Integration Leader

• More than 20 years at Cytec	• Has held management positions in Crompton’s Crop	• Over 25 years of experience in consumer products	• 28 years at Dow Chemical
• Served most recently as	business since 1993	• Held a number of executive	• Strong business and
President, Coating and Performance Chemicals and President, Cytec Latin America	• Previously in agricultural and public health chemicals with Sumitomo America	positions at Playtex Products, Reckitt & Colman, L&F Products, Nabisco	M&A background

Complementary Business Portfolios

2004 Sales	2004 Operating Income

[CHART]	[CHART]

Note: Great Lakes adjusted operating income excludes asset impairments, restructuring charges and certain other significant items. For a reconciliation of the differences between these non-GAAP financial measures with the most comparable financial measures calculated in accordance with GAAP, go to www.glcc.com. Crompton operating income is based on reported segment information and excludes general corporate expense, amortization, facility closure, severance and related costs and antitrust costs.

Global Leader in Plastics Additives

	Size
Players(1)	($MM)		Plastics Additives												Regions
			IM	OP	FR	HS	L/MR	SA	BI	PL	AS	AO	LS	US	EUR	A/P

New Company	1,180		✓	•	✓	✓	•	✓		•	•	✓	✓	✓	✓	✓
Ciba	721	(2)						✓			✓	✓	✓	✓	✓	✓
Crompton	600	(2)	✓	•		✓	•	✓		•	•	✓	•	✓	✓	✓
Arkema	600	(2),(4)	✓	✓		✓	•			✓				✓	✓	✓
Great Lakes	580	(2)			✓							✓	✓	✓	✓	✓
Rohm & Haas	525(	(2)	✓			✓	•		✓					✓	✓
Akzo	500	(2),(3)		✓		✓	•	•	•	•	•	•		✓	✓	✓
Albemarle	395	(2)			✓							•		✓	✓	✓
Kaneka	381	(5)	✓											✓	✓	✓
Baerlocher	260	(5)	•			✓	✓							✓	✓	✓
Ferro	240	(5)			•	✓	✓		✓					✓	•
Asahi Denka	210	(5)			•	✓	•		•	✓		✓	✓			✓
Clariant	160	(5)			•		•					•	•	•	✓	•
Cytec	125	(5)									•	•	✓	✓	•	•

Legend:     ✓       Primary Participation       •   Niche (less than $50 million)

Notes:

(1)   Excludes commodity plasticizer players,e.g. ExxonMobil Chemical, BASF and Eastman.

(2)   Source Townsend Polymer Services & Information Group 12/04.

(3)   Flame retardants business ($166MM sales) sold to Ripplewood Holdings 8/04.

(4)   Arkema is new name for Atofina’s Vinyl Products, Industrial Chemicals and Performance Products.

(5)   Source BRG Townsend Plastics Additives 2002 – ‘A Global Study’.

Leading Positions in High-Value Niches

2004 Sales

[CHART]

High-Value Niche Businesses

• Plastics Additives

• Petroleum / Lubricant Additives

• Castable Urethane Polymers

• Flame Retardants

• Pool & Spa Chemicals

• Crop Protection

Positive Earnings Momentum for Great Lakes

Great Lakes’ Accomplishments in 2004

• Operating income(a) increase 87%

• Created global/strategic alliances

• Significant productivity gains

• Asset optimization

• Pricing improvements in Flame Retardants and Polymer Stabilizers

• Technology enhancements

Expanding Operating Income(a) Margins

[CHART]

Focused Portfolio, Improved Shareholder Return

(a)          Adjusted operating income excludes asset impairments, restructuring charges and certain other significant items. For a reconciliation of the differences between these non-GAAP financial measures with the most comparable financial measures calculated in accordance with GAAP, go to www.glcc.com.

Positive Earnings Momentum for Crompton

Crompton’s Accomplishments in 2004

• Restructured portfolio

• Margin improvement of nearly $100 million

• Redesigned organization ($50 million savings)

• Successfully addressed legal and balance sheet issues

• Positioned for further operating margin enhancement in 2005

Expanding Operating Income Margins

[CHART]

Experienced, Disciplined and Ready to Deliver

Our Vision and Strategy

Vision	[GRAPHIC]	Build the world’s best specialty chemicals company

Strategy	[GRAPHIC]	Develop a portfolio of global businesses with leading positions in high-value niches

Creates 3rd Largest U.S. Specialty Chemicals Company

2004 SALES

($ in millions)

[CHART]

Source: Company Filings or Press Releases.

Leading Positions in High-Value Niches

Plastics Additives

[CHART]

Largest global supplier of plastics additives

Petroleum Additives

(Components)

[CHART]

Largest component supplier to the lubricants industry

Castable Urethane

Pre-Polymers

[CHART]

Global leader in rethane specialties

Flame Retardants

[CHART]

Global leader in flame retardants

Pool Chemicals

[CHART]

Leading full-time pool chemical supplier

Crop Protection

[CHART]

Most profitable ag chem company in the world

Source:   Industry reports and management estimates.

Note:      Data reflects most recent period available.

Significant Strategic Benefits in Polymer Additives

•                   Leading positions in six major plastics additives segments

•                   Expanded access to key buyers on a global basis

•                   Cross-selling and captive sourcing opportunities across the portfolio

•                        Petroleum Additives: Opportunity to penetrate $150mm phenolics business

•                        Olefin Additives: Leverage no-dust polymer blend technology, reduce costs

•                        Phosphites: Enhanced industry presence; rationalize facilities

•                        UV Stabilizers and Antioxidants: Captive sourcing opportunity

•                   Cost savings (headcount, sales offices, advertising, etc.) increase profitability and create further opportunities to grow the business

•                   Platform to “plug-in” new technologies and generate profitable growth

Immediate Value Creation through Synergies

•                  $90 million -$100 million per year

•                  Phased in over three years with 85% fully achieved by 2006

•                  Areas of synergy savings

($ in millions)
Redesigned Organization	$65
Purchasing	15
Other	15
Total	$95

•                  Additional cash flow synergy from accelerated usage of Crompton NOLs

•                  One-time integration costs of approximately $90 million -$100 million

Financial Strength and Flexibility

•                  Doubles market capitalization

•                  Transaction EPS accretive in first full year

•                  Strong balance sheet and significant future de-leveraging opportunity

•                  2004 pro forma Net Debt / Net (Book) Capitalization equals approximately 40%

Clear, Focused Integration Plan

•                  Friendly merger

•                  Dedicated integration team

•                  Start with a clean slate and build the combined company

•                  Create best practices and establish the culture

•                  Stay focused on the businesses

•                  Identify and focus on key customers

•                  Communicate clearly

•                  Continue focused, disciplined margin improvement

•                  Execute the plan with focus, tenacity and accountability

The Management Team Has a Track Record of Successful Organizational Design

The Right Transaction, The Right Team, The Right Time

•                  Excellent strategic fit

•                  Complementary business portfolios

•                  Leading industry positions

•                  High-value niches

•                  Enhanced growth platform

•                  Significant earnings momentum in both companies

•                  Immediate value creation through synergies

•                  Financial strength and flexibility

•                  Strong, experienced leadership

Appendices

Overview of Crompton’s Portfolio

Polymer Additives	Polymers	Crop Protection
• Plastics additives	• Urethane polymers	• Fungicides, miticides, insecticides and herbicides
• Rubber additives	• Crackless rubber (EPDM)	• Growth regulants
• Urethane additives		• Seed treatments and surfactants
• Petroleum additives

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

2004 Revenue: $1.5 bn	2004 Revenue: $334 mm	2004 Revenue: $321 mm

2004 Operating Income: $50 mm	2004 Operating Income: $51 mm	2004 Operating Income: $86 mm

• Global leader in plastics additives	• Among top 5 largest global suppliers of EPDM and # 3 in North America	• Worldwide leader in seed treatment and miticides
• # 3 global producer of rubber additives	• Global leading manufacturer of castable urethane prepolymers	• Focus on niche applications for high value crops

Overview of Great Lakes’ Portfolio

Industrial Performance Products	Consumer Products
• Flame retardants	• Recreational water
• Brominated, non-halogen and antimony	• Household consumer products
• Polymer stabilizers
• Fluorine products
• Brominated performance products
• Industrial water

[GRAPHIC]	[GRAPHIC]

2004 Revenue: $1.0 bn	2004 Revenue: $575 mm

2004 Operating Income(a): $74 mm	2004 Operating Income(a): $53 mm

• World’s top producer of flame retardants	• Global leading provider of pool and spa care products
• Major supplier of UV stabilizers, antioxidants, patented non-dusting polymer stabilizer blends and optical monomers	• Strong brand recognition

(a)          Adjusted operating income excludes asset impairments, restructuring charges and certain other significant items. For a reconciliation of the differences between these non-GAAP financial measures with the most comparable financial measures calculated in accordance with GAAP, go to www.glcc.com.

Filer: Crompton Corporation

Subject Company: Great Lakes Chemical Corporation

1934 Act File Number: 001-06450

3/8/05 8pm

Astronomer Conference Call

Script Elements/ Modules

Speakers:  Wood, Gallagher, Osar

Safe Harbor Language:     ………Dunnell

CROMPTON and GREAT LAKES will file a proxy statement/prospectus and other documents regarding the proposed merger described in this communication with the Securities and Exchange Commission.  Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about CROMPTON and GREAT LAKES and the proposed transaction.  A definitive proxy statement/prospectus will be sent to security holders of CROMPTON and GREAT LAKES seeking their approval of the transaction.  Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by CROMPTON and GREAT LAKES with the SEC at the SEC’s web site at www.sec.gov.  The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to CROMPTON, 199 Benson Road, Middlebury, CT  06749, attention Investor Relations, Telephone:  (203) 573-2163 or GREAT LAKES, 9025 North River Road, Suite 400, Indianapolis, IN  46240, attention Investor Relations, Telephone:  (317) 715-3027.

CROMPTON and GREAT LAKES and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CROMPTON and GREAT LAKES in connection with the merger.  Information about CROMPTON and GREAT LAKES and their respective directors and officers can be found in CROMPTON’s and GREAT LAKES’s respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC.  Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Participants

Good Morning.  Thank you all for joining us…on relatively short notice.  I am pleased to have with me today Mr. John Gallagher, acting CEO of Great Lakes…and Karen Osar, Crompton’s outstanding Chief Financial Officer.

Combines Strength with Strength

It is with great enthusiasm that we announce the combination of Crompton and Great Lakes to create a new specialty chemicals company that will have the size, competitive positions and global reach to immediately take a leadership position in our

1

industry.  This union will possess superior positions in a number of high-value specialty chemical niches; it will have reinforced financial strength; and it will benefit from proven managerial capabilities.  As we elaborate on the merits of this undertaking, I am confident that you will come to appreciate the great potential that exists for melding these two companies into a new, dynamic, and profitable global enterprise.

Transaction Summary 1

This is a friendly stock-for-stock transaction, with an exchange ratio that implies an equity valuation of $X.X billion or $YY per share for Great Lakes holders.

2

Transaction Summary 2

•                  It is expected to be accretive to the combined company’s EPS in 2006, and affords $90 to 100 million in synergy savings opportunities.

•                  The Board of Directors will consist of 5 directors from each side plus the chairman’s role, which I will fill.

•                  The new company will be headquartered in Middlebury, Connecticut.

•                  After securing the necessary approvals, we will seek to close the transaction by mid-2005.

Compelling Transaction Rationale

The rationale for this action is compelling.

•                  We are creating a new, well-balanced company consisting of highly complementary polymer additives businesses and a number of high-value niche specialty chemical positions in Crop Protection, Pool Chemicals, Urethane Polymers and Petroleum/Lubricant additives.

•                  Both companies have taken strong, sustainable actions to raise product pricing, and the resultant earnings momentum is already in place and will become increasingly evident as we move through 2005.

•                  Based on our due diligence, we are projecting substantial cost and operational synergies…in the range or $90 to 100 million per year.

•                  This transaction results in a strong balance sheet, a solid credit profile, the benefits of accelerated deleveraging, as well as excellent liquidity and financial flexibility.

•                  This action enhances the new company’s potential for growth. By concentrating on our defined “core” businesses and focusing our resources accordingly, we expect to generate organic revenue and profit growth sooner and more surely than either company was likely to do alone.

3

Strong, Experienced Leadership

Our new enterprise will be led by a highly experienced management team with clearly demonstrated leadership skills.  The members of this leadership team are all relatively recent arrivals…but their years of experience in the industry and the proven success they have had in their current roles give me great confidence that our collective efforts will succeed.  I have often commented that successful management is mostly a matter of will…and I can assure you that there are a lot of strong-willed personalities in this dynamic group.

Let me pause for a moment, and allow John Gallagher  to express his views on the combination of our businesses.

Thank you, Bob.

Complementary Business Portfolios

As we explored the possibility of joining Great Lakes and Crompton, it became quickly apparent that by combining our complementary strengths we would create a company with industry leadership positions and enhanced opportunities to grow and create value for shareholders … together we could do this better and faster than either company could achieve on its own.

The combination of our complementary polymer additives businesses will create significant opportunities for the new company.  As our pie chart illustration shows, this set of businesses represents 60% of 2004 sales and nearly 40% of 2004 operating income.  It is in this area where we both have been concentrating considerable profit improvement efforts and where we will now be able to realize additional cost synergies, improved margins and growth.

Global Leader in Plastics Additives

As important sub-sets of each company’s polymer additive segments… our two plastics additives businesses were particularly well suited for combination.  The ability to offer customers a range of advanced stabilizers, flame retardants, antioxidant blends, impact modifiers and lubricants facilitates our mission to provide superior solutions to the end-use markets that we serve.  Such enhanced offerings, along with superior customer service, new technology introduction and broader geographic reach make the new Company…a clear leader in this field.

4

Leading Positions in High-Value Niches

Additionally, when you look at the very strong, highly-specialized positions held by both companies in crop protection, pool chemicals, petroleum / lube additives, fire suppression, and urethanes…it is exciting to imagine the earnings potential of effectively harnessing all of these outstanding businesses.  When you add in the  financial strength of this structure and the entrepreneurial drive and management skills of the leadership team, I am convinced this combination is a win-win for the shareholders of both companies.

Positive Earnings Momentum-Galileo

Why now?.... Looking at what Great Lakes contributes to this combined company shows what we’ve worked so hard for in 2004.  We are now beginning to deliver the benefits of that hard work.  In addition to a strong balance sheet, 2004 annual operating results were up 87% over the prior year.  This achievement was accomplished through a number of initiatives.

•                  We were able to successfully align and partner with other companies, such as with our Antimony joint venture.  We forged a strategic supply agreement with ICL for greater flexibility.

•                  Our businesses showed significant productivity gains in manufacturing and, as a result of prior restructurings, we are now reaping the benefits of a leaner organization.

•                  All this, in a period of higher selling prices, particularly in Flame Retardants and Polymer Stabilizers.

•                  At the same time, we made a conscious effort to focus on technology that meets the diverse needs of our customers.

Now I’ll turn it back to Bob.

Thank you, John.

Positive Earnings Momentum- Copernicus

2004 certainly proved to be a year of transformation at Crompton.  We acted quickly and decisively to resolve legacy issues, streamline administrative processes, implement profitability improvement actions, and begin to restructure our portfolio.

5

We were able to translate some of these actions into immediate operating profit improvement…but more importantly, we created a strong foundation for performance improvement in future periods.   Given the challenges of competing successfully in an ever-demanding global marketplace, it is critical to have capable, confident management with the experience, the discipline and the commitment to deliver results.

Our Vision and Strategy

Our vision is to construct the world’s best specialty chemical company.  As I said at a conference recently, I don’t share our vision as bravado or hyperbole.  I share it because I believe that we can do it.  The refinement of our collective portfolio to a select number of well-positioned leaders in high-value niche markets is our strategic objective.  We know that if we accomplish that goal…we will reward shareholders with the kind of returns that they have always hoped for… but rarely received from our firms in past years.

Creates 3rd Largest U.S. Specialty Chemicals Company

For money managers interested in mid cap-stocks more than small-cap names…this transaction creates a vibrant, larger company for investment consideration.  More importantly, our mix of specialty businesses, many with significantly improving profitability, presents investors with a dynamic value appreciation / recovery story…supported by strong financial underpinnings.

Leading Positions in High-Value Niches

From the outset, it is clear that we will concentrate our managerial focus and deploy our resources on a number of core businesses already identified.

•                  In Plastic additives, we will strengthen our global sales position, our technical innovation capability and the efficiency of our production operations.  This transaction will improve our geographic penetration in Latin America and the Middle East…and enhance our ability to offer specially tailored additive blends to satisfy demanding end-use application requirements.

•                  In Flame Retardants…we will continue to set the performance standard as the world’s leading producer of bromine, phosphorus and antimony-based flame retardants.  We don’t want to just be the biggest, we expect to be the most profitable.  To do that we must be very disciplined about capturing value…and we will..  Industry-wide improvements in pricing suggest that better profitability is returning to a business where profit margins had deteriorated significantly in recent years.

6

•                  In Petroleum & Lubricant Additives…we will continue to benefit from increasingly demanding, government-mandated emissions and fuel-economy standards that necessitate the inclusion of many of our additives.  Such regulatory requirements are expected to become ever more stringent, affording considerable growth potential for Crompton.

•                  In Pool Chemicals…we will capitalize on our many strengths, as well as favorable growth drivers in developed countries [only U.S. / Canada?].  Our Bio Lab franchise has an industry-leading brand name, a comprehensive product offering, multiple channels of distribution, and a well-deserved reputation for quality, convenience, and customer satisfaction.  This is another area where discipline and focus on value must be applied to improve profitability.

•                  In Urethane Polymers…we will expand our presence internationally and exploit the versatility of these durable, abrasion-resistant materials. Our peerless application expertise allows us to partner with customers to formulate specific materials for their special needs.

•                  In Crop Protection, we will continue to expand the business formula that has allowed us to enjoy the greatest success within the Crompton portfolio.

•                  The focus on serving high-value market niches;

•                  the proficiency with which we in-license technology and secure necessary registrations;

•                  the pragmatism of contract manufacturing that minimizes deployed capital; and

•                  the clear understanding of product value-in-use that characterizes our channels of distribution and consultative selling.

All of these elements have contributed to the dynamic growth of this business.

I want to emphasize that these are not vague, “hoped for” aspirations.  We will begin operations with demonstrably superior positions and capabilities that we will exploit.

Significant Strategic Benefits in Polymer Additives

Recalling the detailed illustration of segments and competitors cited by John earlier, in Plastics Additives, the new Company will hold a leading position in six major categories and strong participation in several others.  This depth of competence in heat stabilizers, flame retardants, antioxidants, impact modifiers, light stabilizers and lubricant / slip agents is the basis of my enthusiasm for profitability recovery in these underperforming businesses.

It is this depth of competence, not merely the breadth of our offerings, that is important.  Vigorous managerial leadership, sustainable margin improvement, comprehensive work process evaluation and cost reduction are being applied to each of these product lines…and the return to attractive specialty chemical profitability standards is clearly attainable.

7

Across all of our polymer additives businesses, we will be driving marketing and sales capabilities on a global basis…with an eye toward identifying cross-selling and captive sourcing opportunities.  Significant streamlining of our combined global infrastructure will be part of our Lean manufacturing and Six Sigma initiatives.  Our recently centralized technology organization will be focusing on developing or in-licensing new technologies that can be quickly added to our product/service offering.

Let me pause again to allow Karen Osar to brief you on several relevant financial matters.

Thank you, Bob.

Immediate Value Creation Through Synergies

One of the clearest and most immediate impact factors of this transaction is the potential for synergy savings.  We have already identified over $90 million of annual savings in the areas of headcount, purchasing, and other outside services, etc.  We estimate that the integration costs to achieve these synergies will be $90 to $100 million during the second half of 2005 and full year 2006.

We also expect to realize the benefit of accelerated usage of Crompton NOLs, which should help to offset the integration costs in 2005 and 2006.

Financial Strength and Flexibility

This transaction doubles market capitalization.

This transaction will be accretive to earnings in 2006, its first full year.

As you can see, the new company will have a solid balance sheet …and sufficient flexibility to adjust to changing circumstances as well as to fuel our organic growth ambitions.

The strong balance sheet that results from this combination, combined with the improving cash generation capability of our businesses… will allow us to meaningfully reduce our debt levels in coming years.

8

Thanks Karen.

Clear, Focused Integration Plan

Rapid and seamless integration is the key to a successful merger and we have already begun careful planning.  We are determined that the sundry problems that undermine the best intentions of some mergers… will not plague this combination.

We have retained an experienced management consulting group to assist in this process…and I will be personally involved in overseeing the integration effort.  Crompton’s senior vice president of strategy and development, Greg McDaniel, will be the leader of a dedicated team to facilitate successful integration.

We will set best practice targets and implement them as soon as possible.  We will concentrate on important business priorities…including nurturing key customer relationships, clear communications and a unwavering commitment to margin improvement.

We will execute our plans with focus, tenacity and accountability.  We are building a new company…not remodeling two old ones.  We have succeeded before in these pursuits…and we will succeed this time.

The Right Transaction, The Right Team, The Right Time

To conclude, let me reiterate the compelling rationale of this undertaking:

•                  we are creating a new, strategically sound, world scale specialty chemical company

•                  we possess highly complementary businesses, market leading positions, technological strengths, and a full range of capabilities to serve high-value niches that can reward those skills

•                  we will achieve immediate value creation through synergies already identified

•                  we will have the financial strength and flexibility to weather adversity if it should arise…and to fulfill our ambitions of organic growth.

We are a strong, experienced team, with a “can do” attitude……and

I can’t wait to get started!

Now, we would be happy to answer any questions that you may have.

9